Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 5/8/18	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

18002650

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 02/11/16   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: May 8, 2018

By: _____
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 8th day of May, 2018.

Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

**This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.**



Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

May 8, 2018

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

    Re: MIAX PEARL, LLC ("PEARL")
            Amendment 2018-07 to Form 1 Application

Dear Ms. Marshall:

    Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment 2018-07 to the Form 1 Application of PEARL, which includes the following changes:

        Exhibit C – Updated Officers of Miami International Holdings, Inc., Miami International Technologies, LLC, Miami International Securities Exchange, LLC and MIAX Emerald, LLC; updated Committees of Miami International Securities Exchange, LLC
        Exhibit F – Updated Membership Forms
        Exhibit J – Updated Officers

Please do not hesitate to contact me if you have any questions in connection with this matter.

               Very truly yours,

               Barbara J. Comly
               EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Exhibit C

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response:

A. MIAMI INTERNATIONAL HOLDINGS, INC. [Updated]

1. *Name:* Miami International Holdings, Inc.
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 14, 2007.

4.   *Brief description of nature and extent of affiliation:* MIAX PEARL, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc.

5.   *Brief description of business or functions:* Miami International Holdings, Inc. ("Miami Holdings") is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, MIAX Emerald, LLC, and Miami International Futures Exchange, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6.   *A copy of the constitution:* Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments:* **The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.**

8.   *A copy of existing by-laws or corresponding rules or instruments:* **The Amended and Restated By-Laws dated June 27, 2015 are attached.**

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Holdings, Inc.

The following persons are the officers of Miami International Holdings, Inc.:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel
Amy Neiley	Senior Vice President – Trading Operations and Listings
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Tia Toms	Vice President – Administration

Name	Title
Gregory Ziegler	Assistant Vice President – Senior Associate Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
Byrum W. Teekell
Timur Tillyaev
Christopher L. Whittington
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc.

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy

Compensation Committee of Miami International Holdings, Inc.

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
Byrum W. Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

B. MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC [Updated]

1. *Name:* Miami International Securities Exchange, LLC
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions:* Miami International Securities Exchange, LLC ("MIAX Options") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. Miami International Securities Exchange, LLC operates a fully electronic options trading platform.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments:* **The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments:* **The Second Amended and Restated Limited Liability Company Agreement dated December 1, 2012, and Amended and Restated By-Laws dated May 20, 2016 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Securities Exchange, LLC

The following persons are the officers of Miami International Securities Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations

Name	Title
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley	Senior Vice President – Trading Operations and Listings
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Tia Toms	Vice President – Administration
Gregory Ziegler	Assistant Vice President – Senior Associate Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

The following persons are the directors and Board observers of Miami International Securities Exchange, LLC:

Directors
Thomas P. Gallagher
Talal Jassim Al-Bahar
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
Meaghan Dugan
Kurt M. Eckert
Leslie Florio
Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell
Observers
Guy Dowman
Michael Harrington

Committees of Miami International Securities Exchange, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Compensation Committee
J. Gray Teekell (Chair)
Robert D. Prunetti
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Kurt M. Eckert

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
Meaghan Dugan
Kurt M. Eckert
John A. Kinahan
John E. McCormac
William J. O'Brien IV
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAMI INTERNATIONAL TECHNOLOGIES, LLC [Updated]

1. *Name*: Miami International Technologies, LLC
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Technologies, LLC

The following persons are the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel
Rodney Hester	Vice President – Systems Infrastructure
Harish Jayabalan	Vice President – Technical Support and Product Specialist
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration
Kelly Fitzgerald	Assistant Vice President – Controller

Directors of Miami International Technologies, LLC

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

D.   MIAX GLOBAL, LLC [No Change]

1.   *Name:* MIAX Global, LLC
     Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2.   *Form of organization:* Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 30, 2015.

4.   *Brief description of nature and extent of affiliation:* MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions:* MIAX Global focuses on the company's trading, technology and other projects primarily based outside of North America, initially focusing on Europe and Latin America.

6.   *A copy of the constitution:* Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments:* **The Certificate of Formation dated June 30, 2015 is attached.**

8.   *A copy of existing by-laws or corresponding rules or instruments:* **The Limited Liability Company Agreement dated June 30, 2015 is attached.**

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of MIAX Global, LLC

The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Paul Warner	Executive Vice President and Chief Financial Officer

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

E. MIAMI INTERNATIONAL FUTURES EXCHANGE, LLC [No Change]

1. *Name:* Miami International Futures Exchange, LLC
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Futures Exchange, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions:* MIAX Futures is not yet active. Miami International Holdings, Inc. may develop MIAX Futures as a futures exchange under the regulation of the CFTC. If MIAX Futures becomes operational, it will perform functions performed by a futures exchange.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments:* **The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments:* **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Futures Exchange, LLC

The following persons are the officers of Miami International Futures Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Directors of Miami International Futures Exchange, LLC

The following persons are the directors of Miami International Futures Exchange, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

F. MIAX EMERALD, LLC [Updated]

1. *Name:* MIAX Emerald, LLC
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on January 30, 2018.

4. *Brief description of nature and extent of affiliation:* MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions:* MIAX Emerald has not yet commenced any business activities.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments:* **The Certificate of Formation dated January 30, 2018 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Limited Liability Company Agreement dated February 1, 2018 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Emerald, LLC

The following persons are the officers of MIAX Emerald, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer

Directors of MIAX Emerald, LLC

The following persons are the directors of MIAX Emerald, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Exhibit F

EXHIBIT F

Exhibit Request:

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**

2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**

3. **Any other similar materials.**

Response:

1. MIAX/PEARL Pre-Application Survey Form

2. MIAX/PEARL Member Application

3. PEARL Waive-In Member Application

4. MIAX/PEARL Amendment to the Member Application

5. PEARL Market Maker Member Guarantee

6. MIAX/PEARL Clearing Member Give-Up Authorization and Guarantee

7. MIAX/PEARL User Agreement

8. PEARL Sponsored Access Agreement

9. MIAX/PEARL Statutory Disqualification Notice

10. PEARL Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant

11. PEARL Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant

12. MIAX/PEARL Exchange Data Agreement

13. MIAX/PEARL Affiliated Companies List – Schedule A to Exchange Data Agreement **[Updated form attached]**

14. MIAX/PEARL Data Feed Request Form – Schedule B to Exchange Data Agreement **[Updated form attached]**

15. MIAX/PEARL Service Facilitator List – Schedule C to Exchange Data Agreement **[Updated form attached]**

16. MIAX/PEARL Market Data Subscriber Agreement – Schedule D to Exchange Data Agreement

17. MIAX/PEARL Market Data Policies

18. MIAX/PEARL Service Bureau Agreement

19. MIAX/PEARL Extranet Connection Agreement

20. MIAX/PEARL Extranet Information Form – Schedule A

21. MIAX/ PEARL Universal Give-Up and Designated Clearing Advisement

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

13

 

SCHEDULE A - Affiliated Companies List

Check One: ☐ New Affiliate List   ☐ Addition to Existing Affiliate List   ☐ Deletion from Existing Affiliate List

Date of Request: _____

Data Recipient / Data Feed Distributor Contact Information

Company Name: _____

Primary Contact: _____   Phone: _____

Primary Contact Email: _____

Affiliated Companies

Affiliated Company Names	Registered Address

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX Options") and/or MIAX PEARL, LLC ("MIAX PEARL") (either or both referred to herein as the "Exchange" as applicable).

Signature:_____   Print Name:_____

Title:_____   Date:_____

14

14

 

SCHEDULE B - Data Feed Request Form
(submit one per entitlement system)

Check One: ☐ New Service Request ☐ Addition to Existing Service ☐ Deletion from Existing Service

Date of Request: _____

Data Recipient / Data Feed Distributor Contact Information

Company Name:_____

Primary Contact:_____ Phone:_____

Primary Contact Email:_____

Technical Contact:_____ Phone:_____

Technical Contact Email:_____

Billing Contact:_____ Phone:_____

Billing Contact Email:_____

Reporting Contact:_____ Phone:_____

Reporting Contact Email:_____

Intended Use of MIAX Options Market Data

Check All Applicable: ☐ Internal Use Within Company and/or Affiliates

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

Intended Use of MIAX PEARL Market Data

Check All Applicable: ☐ Internal Use Within Company and/or Affiliates

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

MIAX Options Market Data Requested

☐ MIAX Options Top of Market (ToM)[1]   ☐ MIAX Options Complex Top of Market (cToM)

☐ Administrative Information Subscriber (AIS)   ☐ MIAX Options Order Feed

☐ Other:_____

MIAX PEARL Market Data Requested

☐ MIAX PEARL Top of Market (ToM)[1]   ☐ MIAX PEARL Liquidity Feed (PLF)

☐ Other:_____

Service Description and Entitlement

Internal Usage – Describe Intended Use of Data External Distribution – Describe Service Provided	Entitlement Methodology

---

[1] Any Data Recipient reviewing the ToM (Top of Market) Data acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX Options") and/or MIAX PEARL, LLC ("MIAX PEARL") (either or both referred to herein as the "Exchange" as applicable).

Signature:_____   Print Name:_____

Title:_____   Date:_____

 

SCHEDULE C – Service Facilitator List

Check One: ☐ New Facilitator List   ☐ Addition to Existing Facilitator List   ☐ Deletion from Existing Facilitator List

Date of Request: _____

Data Recipient / Data Feed Distributor Contact Information

Company Name:_____

Primary Contact:_____ Phone:_____

Primary Contact Email:_____

Service Facilitator Information

Facilitator Company Name:_____

Facilitator Address:_____

Primary Contact:_____ Phone:_____

Primary Contact Email:_____

Service Provided: _____

_____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:_____

Facilitator Address:_____

Primary Contact:_____ Phone:_____

Primary Contact Email:_____

Service Provided: _____

_____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:_____

Facilitator Address:_____

Primary Contact:_____ Phone:_____

Primary Contact Email:_____

Service Provided: _____

_____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:_____

Facilitator Address:_____

Primary Contact:_____ Phone:_____

Primary Contact Email:_____

Service Provided: _____

_____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX Options") and/or MIAX PEARL, LLC ("MIAX PEARL") (either or both referred to herein as the "Exchange" as applicable).

Signature:_____ Print Name:_____

Title:_____ Date:_____

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Response:

1. **Officers of MIAX PEARL, LLC** [Updated]

   The following persons are the officers of the Exchange:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products

Name	Title
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley	Senior Vice President – Trading Operations and Listings
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Tia Toms	Vice President – Administration
Gregory Ziegler	Assistant Vice President – Senior Associate Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

2. **Directors of MIAX PEARL, LLC** [No Change]

The following persons are the directors of the Exchange as of March 9, 2018:

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
William T. Bergman	Non-Industry/ Independent	Class II – 2019	Vice President and Special Assistant to the President – Temple University
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2019	Attorney
H. Dale Herring	Industry	Class II – 2019	Real Estate Development
Benjamin Londergan	Industry/Member Representative	Class II – 2019	Formerly President – Dash Financial Technologies LLC
John E. McCormac	Non-Industry/ Independent	Class II – 2019	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Kurt M. Eckert	Industry	Class III – 2020	Partner – Wolverine Trading, LLC

Name	Classification	Term of Office	Type of Business
Leslie Florio	Non-Industry/ Independent	Class III – 2020	Board of Trustees – The Hun School of Princeton; President – Maxwell Place Condominium Association
Sebastiaan Koeling	Industry/Member Representative	Class III – 2020	Chief Executive Officer – Optiver US LLC
Cynthia Schwarzkopf	Non-Industry/ Independent	Class III – 2020	Professional and Philanthropic Public Speaker
Richard Herr	Industry/Member Representative	Class I – 2021	Managing Director – Sandler O'Neill & Partners, L.P.
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2021	Attorney
Mark I. Massad	Industry	Class I – 2021	CEO – Dana Holdings BOA, Ltd.
Robert D. Prunetti	Non-Industry/ Independent	Class I – 2021	President – Phoenix Ventures, LLC

3. **Committees of MIAX PEARL, LLC** [No Change]

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

COMPENSATION COMMITTEE	
Name	**Classification**
Cynthia Schwarzkopf (Chair)	Non-Industry/Independent
William T. Bergman	Non-Industry/Independent
Robert D. Prunetti	Non-Industry/Independent

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent
Cynthia Schwarzkopf	Non-Industry/Independent

REGULATORY OVERSIGHT COMMITTEE

Name	Classification
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent

APPEALS COMMITTEE

Name	Classification
Lawrence E. Jaffe (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
Richard Herr	Industry/Member Representative

TECHNOLOGY COMMITTEE

Name	Classification
Leslie Florio (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
John E. McCormac	Non-Industry/Independent